UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Earlyworks Co., Ltd.’s Extraordinary General Meeting of Shareholders

At the 2024 extraordinary general meeting of shareholders of Earlyworks Co., Ltd. (the “Company”) held at 2:00 p.m. on April 26, 2024 (JST), the shareholders of the Company approved and adopted the resolution to reduce the amount of share capital by JPY 832,158,125 to JPY 50,000,000 from the share capital of JPY 882,158,125 and convert the entire amount of the reduced share capital of JPY 832,158,125 to capital surplus, which will become effective on April 30, 2024 (the “Resolution”).

A total of 9,802,385 votes, representing approximately 65.02% of the votes exercisable as of April 5, 2024, the record date, were present in person or by proxy at the Company’s 2024 extraordinary general meeting of shareholders. The results of the votes were as follows:

Resolution	For	Against
Resolution	9,749,770	52,615

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: April 26, 2024	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)